Exhibit 99.1

FOR IMMEDIATE RELEASE - May 6, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES INTERNAL INVESTOR RELATIONS TEAM

Petroflow is pleased to announce changes to our investor relations and corporate communications program.

“Our organization has matured to a level that allows us to execute all of the functions of investor relations and corporate communications with Petroflow personnel.  At the beginning of this year, we began the process of building our internal team and we now have the ability to provide our current and future shareholders with a direct line of communication,” stated John Melton, CEO of Petroflow Energy Ltd.

Mr. Melton continued to say that “ The interest in Petroflow’s activities in the Hunton Resource Play in Oklahoma remains strong and it is our goal to keep our shareholders and the investment community as informed as possible on a consistent basis.  The experience of Petroflow’s management team and the Bubble Point Technology that we employ has allowed us to be successful in the Hunton.  We welcome any of our shareholders and the investment community to contact us for more information regarding all Petroflow activities.”

Further to the above, the Company has agreed to end its relationship with Investor Awareness, Inc. effective May 15, 2009.  Investor Awareness has been providing Petroflow with market development services in the United States since June 2008.  Duncan Moodie, Company CFO added, “We appreciate the assistance of Investor Awareness over the past 10 months in helping us inform the investing community about Petroflow”.

The Petroflow investor relations team will be headed by John Melton, CEO and Duncan Moodie, CFO.

For further information, please contact:

Petroflow Energy Ltd.
John Melton, CEO
985.796.8080
www.petroflowenergy.com

Petroflow Energy Ltd.
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.